NTR Acquisition Co.

100 Mill Plain Road, Suite 320

Danbury, CT 06811

January 25, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NTR Acquisition Co.
Registration Statement on Form S-1 (File No. 333-135394)

Ladies and Gentlemen:

On behalf of NTR Acquisition Co. and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above-referenced registration statement so that such registration statement, as amended, is declared effective at 1:00 P.M., Eastern Standard Time, on January 29, 2007, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, I acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the registrants may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Mr. John Reynolds

Securities and Exchange Commission

p. 2

Very truly yours,

NTR Acquisition Co.

By:	/s/ MARIO E. RODRIGUEZ
Name:	Mario E. Rodriguez
Title:	Chief Executive Officer

January 25, 2007

Securities and Exchange Commission

Division of Corporate Finance

Judicial Plaza

450 Fifth Street, NW

Washington, D.C. 20549

Re:	NTR Acquisition Co.

Registration Statement on Form S-1

File No. 333-135394

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with NTR Acquisition Co.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on January 29, 2007 at 1:00 p.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 11, 2007

(ii)	Dates of distribution: January 17, 2007 - January 25, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 2

(iv)	Number of prospectuses so distributed: approximately 11,100

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ JAS SINGH
Jas Singh
Vice-President